August 21, 2018

John A. Labate
Chief Financial Officer
GOLD RESOURCE CORPORATION
2886 Carriage Manor Point
Colorado Springs, Colorado 80906

       Re: GOLD RESOURCE CORPORATION
           FORM 10-K
           Filed March 8, 2018
           File No. 001-34857

Dear Mr. Labate:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

FORM 10-K

Mineralized Material, page 19

1. We note you disclose measured and indicated resources in this section and elsewhere in your filing. Please modify your filing and remove all the measured resource and indicated
       resource categories from your filing and report only the sum as mineralized material.
       Please do not include any estimates based on geologic inference such as inferred or possible resources.
Isabella Pearl, page 28

2. We note that your disclosure of proven and probable reserves for the Isabella Pearl property on your website and their absence in your filing. This website disclosure indicates the Nevada Mining Unit has substantial gold equivalent ounce reserves which
 John A. Labate
GOLD RESOURCE CORPORATION
August 21, 2018
Page 2
         are nearly equal to your reserves at the Oaxaca Mining Unit. Please amend your filing to include these reserves or provide an explanation why these reserves are not material.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact George K. Schuler at (202) 551-3718 or Pam Howell at
(202) 551-
3357 with any questions.



                                                             Sincerely,
FirstName LastNameJohn A. Labate
                                                             Division of
Corporation Finance
Comapany NameGOLD RESOURCE CORPORATION
                                                             Office of
Beverages, Apparel and
August 21, 2018 Page 2                                       Mining
FirstName LastName